Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Place of Incorporation
Subsidiaries
LITB, Inc	Delaware, United States
Lanting International Holding Limited	Hong Kong
LightInTheBox Electronics Ltd.	Hong Kong
LightInTheBox Europe Ltd.	Hong Kong
LightInTheBox International Logistic Co., Limited	Hong Kong
Light Hill Limited	Hong Kong
Light In The Box Asia Limited	Hong Kong
Light In The Box Limited	Hong Kong
Light Square Limited	Hong Kong
LITB Netherlands B.V.	Netherlands
LITB Poland s.p.	Poland
Lightinthebox Trading (Shenzhen) Co., Ltd.	PRC
Light In The Box (Chengdu) Technology Co., Limited	PRC
Light In The Box (Suzhou) Trading Co., Limited	PRC

Variable Interest Entities

Shenzhen Lanting Huitong Technologies Co., Ltd.	PRC
Beijing Lanting Gaochuang Technologies Co., Ltd.	PRC

Subsidiary of Variable Interest Entity

Shanghai Ouku Network Technologies Co., Ltd.	PRC